Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-001

ModusLink Global Solutions, Inc.

1100 Winter Street, Suite 4600

Waltham, Massachusetts 02451

June 19, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.
Form 10-K for fiscal year ended July 31, 2008
Filed October 14, 2008
Form 10-Q for the Quarters Ended October 31, 2008 and
January 31, 2009
Filed December 10, 2008 and March 12, 2009
Definitive Proxy Statement on Schedule 14A
Filed November 6, 2008
File No. 000-23262

Ladies and Gentlemen:

On May 15, 2009, ModusLink Global Solutions, Inc. (the “Company”) provided responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated April 14, 2009 to Mr. Joseph C. Lawler, the Company’s Chairman, President and Chief Executive Officer. On June 5, 2009, the Company received a letter to Mr. Joseph C. Lawler with additional comments related to the responses to the comments of the Staff of the Commission that the Company provided on May 15, 2009. The responses to the additional comments set forth below have been organized in the same manner in which the Staff’s additional comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2008, the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ending October 31, 2008 and January 31, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A, respectively.

The Company acknowledges that it will comply, as applicable, with the Staff’s comments to the Company’s (i) Form 10-K for fiscal year ended July 31, 2008 filed October 14, 2008, (ii) Form 10-Q for the quarters ended October 31, 2008 and January 31, 2009 filed December 10, 2008 and March 12, 2009, respectively and (iii) Definitive Proxy Statement on Schedule 14A filed November 6, 2008 in future filings.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended July 31, 2008

Item 1. Business, page 3

Further Comment 1. We note your response to comments 1 and 2 in our letter dated April 14, 2009. In response to comment 1 you advised us that substantially all of your revenues comes from the sale of

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-002

services and that you will remove references to “products” from your Business disclosure. However, in response to comment 2 you propose language in discussing your seasonality that includes the term “products.” Please reconcile your responses.

Response: Our response to Comment 1 in the Commission’s letter dated April 14, 2009 stated:

“Substantially all of the Company’s revenue is derived from the sale of services performed for our clients. These services include solutions, which may involve helping our clients manage the procurement of their raw component inventory, as well as the storage, marketing, and distribution of their proprietary products for sale by them to their own customers. The Company does not design, develop, or produce these products, nor do we market or sell them on our own behalf (emphasis added).”

The seasonality of our services correlates to the seasonality of our clients’ products. It is our clients’ products which are the subject of our proposed response to Comment 2 in the Commission’s letter dated April 14, 2009. In order to avoid any confusion for the reader, the Company proposes to revise its proposed disclosure to read as follows:

“Seasonality

Our clients’ products are subject to seasonal consumer buying patterns. As a result, the services we provide to our clients are also subject to seasonality, with significantly higher revenues and operating income realized from handling our clients’ products during our second fiscal quarter, which includes the holiday selling season.”

Management's Discussion and Analysis of Financial Condition and results of Operations page 17

Further Comment 2. We note your responses to comments 5, 20, and 24 in our letter dated April 14, 2009. In each case, as requested in our initial letter, please provide us with your intended disclosure in future filings.

Response:

Comment 5: In future filings, the Company intends to include (and, as indicated below, included in its quarterly report on Form 10-Q filed on June 9, 2009) the following disclosure:

On page 19 of the quarterly report on Form 10-Q filed on June 9, 2009, the Company stated “During the third fiscal quarter ended April 30, 2009, the Company continued to see a weakening in the business environment and global economy. Management believes that the declines in revenue compared with the third quarter of fiscal 2008 are in large part due to the ongoing global economic crisis. In the third quarter of fiscal 2009, ModusLink continued the restructuring efforts that it began in the first fiscal quarter of 2009 to better position the Company for the long-term, given the ongoing challenging economic environment. In October 2008 the management of the Company approved a plan and in December 2008 the Company announced that it was taking certain cost cutting actions as a result of the general economic decline. These actions included the elimination of approximately 500 jobs and may include the closing of certain facilities. For the three and nine months ended April 30, 2009, the Company recorded restructuring charges of $6.4 million and $13.5 million, respectively, for severance and facility closure related expenses. The Company expects to take additional restructuring actions in the remainder of fiscal year 2009 which may result in future restructuring charges in the range of approximately $3.6 million to $5.6 million.”

In addition, on page 19 of the quarterly report on Form 10-Q filed on June 9, 2009, the Company stated “As a large portion of our revenue comes from outsourcing services provided to clients such as hardware manufacturers, software publishers, telecommunications carriers, broadband and wireless service providers and consumer electronics companies, our operating performance has been and may continue to be adversely affected by declines in the overall performance of the technology sector and the continued economic decline affecting the world economy. In addition, the drop in consumer demand for our clients’ products has had and may continue to have the effect of reducing our volumes and adversely affecting our revenue performance.”

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-003

In future filings the Company will incorporate some of the risk factor information into the Overview section of MD&A to provide supplemental information on how management views the business, enhance its MD&A to discuss the impact that trends may have on the Company’s liquidity, and expand the disclosure in MD&A to include any events or circumstances which may have caused revenue or income to vary comparatively in a format consistent with the disclosure below:

“The Company, as previously discussed, has continued to see a weakening in the business environment and global economy. This weakening has impacted our clients’ operations and as a result we have experienced a decline in our supply chain management services for certain clients. The economy may continue to worsen and we may continue to see further weakening in the business environment and the global economy which may cause our revenue to decline. A limited number of key clients have accounted for a significant percentage of our revenue. For the three and nine months ended April 30, 2009, sales to Hewlett-Packard accounted for approximately 25% and 23%, respectively, of our consolidated net revenue, sales to SanDisk Corporation accounted for approximately 10% and 11%, respectively, of our consolidated net revenue and sales to Advanced Micro Devices accounted for approximately 12% and 10%, respectively, of our consolidated net revenue. We expect to continue to derive the vast majority of our operating revenue from sales to a small number of key clients. In general, we do not have agreements which obligate any client to buy a minimum amount of services from us or designate us as an exclusive service provider. Consequently, our sales are subject to demand variability by our clients. The level and timing of orders placed by our clients vary for a variety of reasons, including seasonal buying by end-users, the introduction of new technologies and general economic conditions. The loss or decline of business with any one or more of our key clients would significantly impact the Company’s net revenues.

As a result of the weakening economy, the Company has taken certain actions to reduce headcount, increase efficiencies and productivity, and reduce operating costs. If the Company is unable to improve efficiencies and productivity and achieve lower operating costs, it may be unable to achieve operating profitability if revenues were to continue to decline. The Company’s cash balance has increased from the quarterly period ended January 31, 2009 to the quarterly period ended April 30, 2009 by approximately $32.1 million, due to cost reduction efforts and the acquisition by a third party of the ownership interests held by @Ventures in Foodbuy, LLC.

For the nine month period ended April 30, 2009 compared to the nine month period ended April 30, 2008, the Company’s net income (loss) has decreased by approximately $223.2 million. The $223.2 million decline in net income (loss) for the nine month period ended April 30, 2009 is due to the following: (i) a non-cash goodwill impairment charge of approximately $164.7 million during the three months ended April 30, 2009; (ii) a decrease in equity in income (losses) of affiliates, net of impairments of approximately $14.6 million; (iii) a decrease in other gains (losses) of approximately $14.0 million; (iv) an increase in restructuring charges of approximately $10.1 million; (v) a decrease in net revenue of approximately $8.6 million; (vi) an increase in cost of revenue of approximately $7.5 million; (vii) a decrease in interest income of approximately $5.8 million; (viii) an increase in income tax expense of approximately $3.3 million; (ix) and an increase in amortization expense of approximately $1.7 million. These changes are partially offset by a $6.4 million decrease in selling, general and administrative expenses.”

Comment 20: In future filings, the Company intends to include the following disclosure at the conclusion of the first full paragraph set forth on page 14 of the Company’s Schedule 14A:

“For Mr. McLennan, 40% of his target bonus was dependent upon achieving a regional NGOI target for the Europe and Asia reporting units combined, of $68.4 million. For Mr. Smith, 10% of his target bonus was dependent upon achieving revenue at the threshold, target and maximum levels of $1.0 billion, $1.1 billion and $1.2 billion, respectively; 10% of his target bonus was dependent upon achieving a certain subset of revenue at the threshold, target and maximum levels of $350.0 million, $408.0 million and $480.0 million, respectively; and 20% of his target bonus was dependent upon achieving gross margin, as a percentage of revenue, at threshold, target and maximum of 13.0%, 13.5% and 14.0%, respectively.”

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-004

Comment 24: In future filings, the Company proposes to add the following disclosure under the heading “Certain Relationships and Related Transactions” on page 32 of the Schedule 14A, in lieu of the current disclosure:

“The Audit Committee of our Board of Directors has adopted a written policy and procedures for the review and approval of related-party transactions. Related-party transactions are transactions that meet the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a “related person” or entity has a direct or indirect material interest). “Related persons” include the Company’s executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. When a potential related-party transaction is identified, management presents it to the Audit Committee to determine whether to approve or ratify it.

The Audit Committee reviews the material facts of any related-party transaction and either approves or disapproves of the entry into the transaction. In the course of reviewing the related-party transaction, the Audit Committee considers whether (i) the transaction is fair and reasonable to the Company, (ii) under all of the circumstances the transaction is in, or not inconsistent with, the Company’s best interests, and (iii) the transaction will be on terms no less favorable to the Company than could have been obtained in an arms’ length transaction with an unrelated third party. If advance approval of a related-party transaction is not feasible, then the transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee. No director may participate in the approval of a transaction for which he or she is a related party.

When a related-party transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to the Company.

In fiscal 2008, there were no related-party transactions involving the Company and a related person.”

Further Comment 3. We note your response to comment eight in our letter dated April 14, 2009. Please tell us how the 35 percent control premium derived from step one of your impairment analysis as of January 31, 2009 compares to the most recent Mergerstat report or whatever valuation study you utilized to evaluate the reasonableness of control premiums. In addition, please contrast the growth rate for fiscal 2009 under the income approach for your Americas reporting unit as of July 31, 2008 to what was achieved as of January 31, 2009 and projected to the end of fiscal 2009. To the extent there was a fall off in new business or cancellations of business that had been “won” or “closed” subsequent to the end of August 2008, please explain when such trend became evident. Your response suggests you used industry data to determine the reasonableness of your long term growth rate. Please also tell us how you determined that *% growth rate was reasonable for your business at July 31, 2008. Please contrast the *% growth rate to the rate used in the January 31, 2009 analysis. Tell us how you determined the long term growth rate used in the January 31, 2009 was appropriate for your business. To the extent your growth rate or discount rate was changed from the July 31, 2008 evaluation to the January 31, 2009 evaluation, please explain the reasons. Finally, your response suggests that the company changed its method of determining fair value. Please tell us what value the Comparable Transaction Approach would have produced as of January 31, 2009. In this regard, please justify why sole reliance on the Income Approach is more representative of fair value as of January 31, 2009 than the methodology used to determine fair value as of July 31, 2008. We may have further comment.

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-005

Response:

In order to respond to each of the inquiries posed, the Company has separated the Commission’s comment into its distinct parts and its response to each question is set forth below.

Question: Please tell us how the 35 percent control premium derived from step one of your impairment analysis as of January 31, 2009 compares to the most recent Mergerstat report or whatever valuation study you utilized to evaluate the reasonableness of control premiums.

Answer: The 35 percent control premium used in the Market Approach, Guideline Company Method was the average (rounded to the nearest whole number) of the Control Premiums for the Computer Software, Supplies & Services Industry, 2004-2007, from Mergerstat 2008. The Mergerstat annual studies are usually published in the first quarter of the year, and Mergerstat 2009, covering data through 2008, was not yet available as of the time that the January 31, 2009 goodwill impairment test was performed. As can be seen from the table below, the 35% control premium was the average for the last four years.

Year	Control Premium (%)
2004	35.9
2005	34.5
2006	30.9
2007	37.4

Average – Rounded	35.0

Question: In addition, please contrast the growth rate for fiscal 2009 under the income approach for your Americas reporting unit as of July 31, 2008 to what was achieved as of January 31, 2009 and projected to the end of fiscal 2009.

Answer: As of July 31, 2008, approximately $* of revenue was projected for the Americas reporting unit for fiscal 2009, representing a growth rate of *% over fiscal 2008. As of January 31, 2009, revenue of $* or approximately *% of the July 31, 2008 projection had been achieved, representing a decline of *% over the first six months of fiscal 2008. As of January 31, 2009 the Company’s projected revenue for the Americas reporting unit for the full fiscal year was $*, which represented a decline of *% over fiscal 2008.

Question: To the extent there was a fall off in new business or cancellations of business that had been “won” or “closed” subsequent to the end of August 2008, please explain when such trend became evident.

Answer: The Company prepares sales forecasts throughout each quarter, which project revenue based on expected sales activity, as well as projections of how much revenue will be achieved from each engagement. As set forth in the Company’s MD&A in its latest quarterly report on Form 10-Q (page 19), “In general, we do not have agreements which obligate any client to buy a minimum amount of services from us or designate us as an exclusive service provider. Consequently, our sales are subject to demand variability by our clients.” Our forecasts from late October 2008 to January 2009 are shown below:

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-006

$ in thousands
Americas Revenue Projections	31-Oct 2008		21-Nov 2008		13-Jan 2009
New Business Forecast	$	*	$	*	$	*
FY09 Budget		*		*		*

Unfavorable Variance		*		*		*

Base Business Forecast		*		*		*
FY09 Budget		*		*		*

Unfavorable Variance		*		*		*

Business Forecast		*		*		*
FY09 Budget		*		*		*

Unfavorable Variance	$	*	$	*	$	*

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

The largest driver of the Americas decline in sales performance was the falloff of new business in late calendar 2008. The Americas internal sales pipeline report as of October 7, 2008 showed fiscal 2009 new business forecast at $* for the Americas or $* above budget. The October 31, 2008 internal sales pipeline report showed a reduction to $* or a $* shortfall to budget. The November 21, 2008 internal sales pipeline report declined again to $* or a $* shortfall to budget. The January 13, 2009 internal sales pipeline report showed new business revenue projected at $*, representing a decline of *% from the original budget. The trend started to be recognized in late November 2008 and became evident in January 2009.

Question: Your response suggests you used industry data to determine the reasonableness of your long term growth rate. Please also tell us how you determined that *% growth rate was reasonable for your business at July 31, 2008.

Answer: In arriving at the *% growth rate, the Company reviewed a September 2007 report by IDC titled Worldwide and U.S. Business Process Outsourcing 2007 – 2011 Forecast: Market Opportunities by Horizontal Business Process. In the report the IDC projected that worldwide spending in the Business Process Outsourcing market would increase between 2007 and 2011 at a five year CAGR of 10%. In addition, two components of the BPO market studied by IDC, logistics and procurement, which are closely related to the markets served by the Company, were projected by IDC to have five-year CAGRs of 12% and 22.2%, respectively. Based in part on this independent, third party information and on management’s view of the markets the Company serves, the demand for the Company’s services, its budget as of July 31, 2008 and its future outlook at that time, the Company determined that *% was a reasonable growth rate at July 31, 2008.

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-007

Question: Please contrast the *% growth rate to the rate used in the January 31, 2009 analysis. Tell us how you determined the long term growth rate used in the January 31, 2009 analysis was appropriate for your business. To the extent your growth rate changed from the July 31, 2008 evaluation to the January 31, 2009 evaluation, please explain the reasons.

Answer: In the January 31, 2009 analysis, for fiscal years 2010 through 2013, the growth rate was reduced to: *% for fiscal 2010, *% for fiscal 2011, *% for fiscal 2012 and *% for fiscal 2013 and thereafter. The reductions in our growth rate assumptions were a response to the severity and speed of the global recession, and a general belief that the recovery may be quite slow and gradual. In addition, the reductions in our growth rate assumptions were consistent with the reduction in the implied growth rates that the capital markets were using as evidenced by our stock price. As discussed in our first response, we reconciled our calculated fair value to our market capitalization of $564.0 million and $106.3 million at July 31, 2008 and January 31, 2009, respectively, and the reduction in our cash flow forecast used in the income approach, including the reduction in growth rates was consistent with the significant reduction in our market capitalization between those two dates.

Question: To the extent your discount rate changed from the July 31, 2008 evaluation to the January 31, 2009 evaluation, please explain the reasons.

Answer: The discount rate as a weighted average of the cost of debt and equity for the Americas Reporting Unit was *% in the July 31, 2008 testing and *% in the January 31, 2009 testing. The relatively modest change between testing dates represents an increased cost of equity (primarily due to an increase in equity risk premium) offset by a modest increase in the observed industry debt to equity weightings. We also note, we used the one year (2008) average yield on long-term (20-year) U.S. Government Bonds over 2008 as the risk free rate due to the current state of the fixed income markets and the historically low interest rates as of January 31, 2009. As of the January 31, 2009 valuation date this rate was 4.36% and as of the July 31, 2008 valuation date this rate was 4.7% and represented only a modest change.

Question: Finally, your response suggests that the company changed its method of determining fair value. Please tell us what value the Comparable Transaction Approach would have produced as of January 31, 2009.

Answer: As of January 31, 2009, the Comparable Transaction Approach showed $* for the Americas reporting unit, $* for the Asia reporting unit and $* for the European reporting unit.

Question: In this regard, please justify why sole reliance on the Income Approach is more representative of fair value as of January 31, 2009 than the methodology used to determine fair value as of July 31, 2008.

Answer: The Company believes that due to the high degree of volatility in the financial markets at the time of the January 31, 2009 valuation that historic transaction multiples did not provide appropriate indications of current fair value. The Comparable Transaction Approach, in this environment, yields a result that in the Company’s opinion cannot be reasonably reconciled to the Company’s market capitalization of $106.3 million at January 31, 2009. For these reasons, the Company excluded the results of the Comparable Transaction Approach in determining the fair value of ModusLink.

On page 9 of the quarterly report on Form 10-Q for the period ended January 31, 2009 the Company included the following disclosure to discuss the sole reliance on the income approach and the assumptions that the income approach incorporates.

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-008

“Historically, the Company has considered three methods of estimating fair value of each of the reporting units. These included the income approach, the company guideline method and the comparable transaction method. The Company has determined that due to the current economic conditions that the income approach is more representative of fair value. The estimated fair values of our reporting units were evaluated in the second quarter of fiscal year 2009 using an income approach by calculating the present value of our estimated future operating cash flows. The income approach incorporates many assumptions including future growth rates, discount factors, expected capital expenditures, and income tax cash flows. In developing an appropriate discount rate to apply in its estimated cash flow models the Company develops an estimate of its weighted average cost of capital. Changes in economic and operating conditions impacting these assumptions could result in a goodwill impairment in future periods.”

Revenue Recognition page 43

Further Comment 4. We reviewed your response to comment 12 in our letter dated April 14, 2009. Please tell us whether procuring inventory on behalf of your clients results in a margin being obtained on such inventory. If so, please quantify for us the amount of inventory sold that has been included in net revenue and cost of revenue for each year presented. Please separately identify amounts related to those materials for which you feel do not constitute a sale of a product from those amounts related to entitlement management software, remanufactured televisions, and television components. To the extent amounts are greater than 10% of total revenue and have differing margins, please tell us why you feel presenting these amounts with service revenues and cost of revenues complies with Rule 5-03(b) of Regulation S-X.

Response:

The Company’s revenue comes primarily from the sale of supply chain management services to our clients. Amounts billed to clients include revenues attributable to the services performed as well as for materials procured on our clients’ behalf as part of our service to them. The materials that the Company typically procures on behalf of its clients are ancillary materials such as consumer packaging, shipping boxes and labels, and power cords and cables for client-owned electronic devices. The Company typically marks up materials procured on behalf of clients by a small amount to recover the costs of procuring and handling the materials. The Company does not separately track the cost of labor and overhead incurred for procuring and handling materials from the labor and overhead incurred in the course of providing its supply chain management services, which include assembly and distribution of our clients’ materials, storage, and other distribution management services. However, based on the terms of its largest client contracts, the Company estimates that the margin, if any, from procuring and handling clients’ materials is negligible. The Company performs this function to provide an end-to-end solution and facilitate the sale of its supply chain management services to its clients. As discussed in our initial response letter, we evaluate each client arrangement to determine whether the arrangement should be accounted for on a gross or net basis under EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

The table below sets forth the cost of materials procured on behalf of the Company’s clients that was included in cost of revenues in our consolidated statements of operations for each of the periods presented. The Company does not separately track revenue related to the materials that are procured on behalf of our clients, but based on the discussion above, we estimate that revenues would be slightly higher than the cost of revenues shown below to allow for recovery of the costs incurred in procuring and handling the materials.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-009

Supply Chain Management Services - Cost of Materials

	$ in thousands
	Fiscal year ended July 31,
	2006			2007			2008
Cost of revenue, materials	$	*		$	*		$	*
% of total revenue		*	%		*	%		*	%

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

The Company believes that it is in compliance with Rule 5.03(b) because the transfer of title to these materials to the Company’s clients does not constitute the sale of a product, as indicated in the Company’s initial response to comment 12, but rather is intrinsic to the Company’s integrated supply chain management service offerings. Nothing in the Company’s marketing literature suggests that the Company has a tangible product for sale (beyond the recently introduced entitlement software and remanufactured televisions and related components). The Company believes that it could be confusing to investors to characterize revenue associated with these materials as product revenue. Therefore, the revenue associated with these procured materials is properly included together with the Company’s other revenue in the consolidated statement of operations, in conformity with the provisions of Rule 5-03(b).

Revenue derived from the sale of entitlement software license fees and remanufactured televisions and television components was zero during fiscal years 2006 and 2007, and was a combined $2.6 million in fiscal year 2008, or 0.3% of total revenue.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2009-0010

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Steven G. Crane, Chief Financial Officer at (781) 663-5001.

Very truly yours,

/s/ JOSEPH C. LAWLER
Joseph C. Lawler Chairman, President and Chief Executive Officer

Distribution:

H. Christopher Owings

Tony Watson

James Allegretto

Scott Anderegg

Mara Ransom